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                           April 10, 2023

       Uzi Sofer
       Chief Executive Officer and Chairman
       Alpha Tau Medical Ltd.
       Kiryat HaMada St. 5
       Jerusalem, Israel 9777605

                                                        Re: Alpha Tau Medical
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed April 3, 2023
                                                            File No. 333-271073

       Dear Uzi Sofer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Michael J. Rosenberg